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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

World Heart Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

980905202

(CUSIP Number)

ABIOMED, Inc.

Attn: General Counsel

22 Cherry Hill Drive

Danvers, MA 01923

(978) 646-1400

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

(617) 832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 980905202	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABIOMED, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,258,861
8. Shared Voting Power
9. Sole Dispositive Power 6,258,861
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,258,861
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 35.2%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 980905202	Page 3 of 7

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Shares”) of World Heart Corp., a Canadian corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7799 Pardee Lane, Oakland, CA 94621.

Item 2.	Identity and Background

This Schedule 13D is being filed by ABIOMED, Inc., a corporation organized under the laws of the State of Delaware (the “Reporting Person”). The Reporting Person’s principal business address is 22 Cherry Hill Drive, Danvers, MA 01923. The Reporting Person is a provider of medical devices in the field of circulatory support. The Reporting Person has not been convicted in a criminal proceeding during the last five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered the Reporting Person subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of an 8% convertible promissory note that is convertible into 2,858,861 Common Shares for a total of $5,000,000 ($1,000,000 of which was paid on December 11, 2007 and the remaining $4,000,000 of which is anticipated to be paid on January 3, 2008) using working capital funds. The Reporting Person acquired beneficial ownership of a warrant to purchase up to 3,400,000 Common Shares in exchange for certain clinical and marketing support services to be provided to the Issuer.

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CUSIP No. 980905202	Page 4 of 7

Item 4.	Purpose of Transaction

The Reporting Person, the Issuer and World Heart Inc., a wholly owned subsidiary of the Issuer (“WHI”), entered into a Note Purchase Agreement, dated as of December 11, 2007 (the “Note Purchase Agreement”), a copy of which was filed as Exhibit 99.1 to a Form 8-K filed by the Issuer on December 13, 2007, File No. 000-28882 (the “8-K”), and is incorporated herein by reference. The description of the Note Purchase Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.1 to such Form 8-K. Pursuant to the Note Purchase Agreement, the Issuer issued to the Reporting Person a secured convertible promissory note in the principal amount of up to $5 million (the “Note”), to be funded in two tranches, $1 million of which was funded on December 11, 2007 and $4 million of which is scheduled to be funded on or about January 3, 2008, subject to certain limited conditions. The Note is secured by the Issuer’s assets and contains certain covenants and customary events of default, the occurrence of which could result in an acceleration of the Note. The Note is convertible into Common Shares at the Reporting Person’s option, in whole or in part, at $1.748948 per share, subject to anti-dilution adjustments in the event that the Issuer issues securities at a lower effective price, at any time, except that until and unless shareholder approval for the purposes of compliance with the shareholder approval rules of the NASDAQ Stock Market has been received, any conversion of the Note (including any accrued interest), together with any exercise of the Warrant as described below, is limited such that the Reporting Person will not hold more than 19.9% of the Issuer’s Common Shares outstanding as of December 11, 2007. The Note will accrue interest at 8% per annum, which is payable upon payment or conversion of the Note, and the interest may also be converted into Common Shares at the then market value, at the option of the Reporting Person. After the second anniversary of the issuance, the Note is payable on demand, or subject to fulfillment of certain conditions, at the Issuer’s option.

As part of the Note Purchase Agreement, the Issuer also granted the Reporting Person a right of first refusal to act as an exclusive worldwide distributor for any Issuer product not currently sold by Issuer and a right to designate one nominee to the Issuer’s board of directors or have an observer present at the Issuer’s board meetings.

The Issuer, WHI and the Reporting Person also entered into a Clinical and Marketing Support Services Agreement (the “Services Agreement”) a copy of which was filed as Exhibit 99.6 to the 8-K, and is incorporated herein by reference. The description of the Note Purchase Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.6 to the Form 8-K. Pursuant to the Services Agreement the Reporting Person agreed to provide clinical support and certain marketing services in connection with the Issuer’s products in development. As partial consideration for these clinical and marketing services, the Issuer issued to the Reporting Person a 5-year warrant (the “Warrant”) to purchase up to 3,400,000 Common Shares, exercisable at $0.01 per share. The Warrant is exercisable with respect to only 680,000 Common Shares until the second tranche of the Note is funded, and until and unless shareholder approval has been received, the exercise of the Warrant, together with any conversion of the Note, is limited to 19.9% of the Issuer’s currently outstanding Common Shares.

In addition, the Issuer and Reporting Person entered into a Registration Rights Agreement pursuant to which the Issuer granted the Reporting Person registration rights with respect to the Common Shares underlying the Note and Warrant and agreed to file such registration statement

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CUSIP No. 980905202	Page 5 of 7

with the Securities and Exchange Commission within 120 days after the date of issuance of the Note and the Warrant. A copy of the Registration Rights Agreement was filed as Exhibit 99.7 to the 8-K, and is incorporated herein by reference.

The Reporting Person acquired the Note and Warrant of the Issuer for investment. Except as set forth above, the Reporting Person does not have any specific plans which would result in (a) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition by the Reporting Person of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Shares being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) In the aggregate, the Reporting Person beneficially owns the right to acquire 6,258,861 Common Shares of the Issuer. Such Common Shares constitute 35.2% of the outstanding Common Shares based on the representations of the Issuer set forth in the Note Purchase Agreement.

(b) The Reporting Person has sole voting and dispositive power with respect to the Common Shares reported in this Schedule 13D.

(c) N/A

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer’s two largest shareholders, Special Situations Funds and Maverick Venture Management, LLC, have agreed with the Reporting Person to vote in favor of the approval of the issuance of the Note and the Warrant to the Reporting Person at any shareholder meeting called to solicit the approval of the transaction.

Except as provided in the preceding paragraphs, or elsewhere in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any

CUSIP No. 980905202	Page 6 of 7

third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Voting Agreement between the Reporting Person and Special Situations Funds dated as of December 11, 2007.

Exhibit 99.2 Voting Agreement between the Reporting Person and Maverick Venture Management, LLC dated as of December 11, 2007.

CUSIP No. 980905202	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 20, 2007

ABIOMED, INC.

By:	/s/ Daniel J. Sutherby
Daniel J. Sutherby
Chief Financial Officer